Filed by Sabra Health Care REIT, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Care Capital Properties, Inc.

Commission File No.: 333-218678

Glass Lewis Recommends Sabra Shareholders Vote “FOR” Proposed Transaction with Care Capital Properties

IRVINE, Calif., August 03, 2017 – Sabra Health Care REIT, Inc. (Nasdaq:SBRA) (Nasdaq:SBRAP) (“Sabra” or the “Company”) today announced that leading independent proxy voting advisory firm, Glass, Lewis & Co., LLC (“Glass Lewis”), has recommended that Sabra shareholders vote “FOR” the Sabra common stock issuance proposal in connection with the pending merger with Care Capital Properties, Inc. (NYSE:CCP) (“CCP”) at the Company’s upcoming Special Meeting of Stockholders on August 15, 2017.

In its August 3, 2017 report, Glass Lewis recognized the short term nature of Hudson Bay Capital (“Hudson Bay”) and Eminence Capital’s (“Eminence”) positions, questioned their alignment with long-term Sabra shareholders and concluded:1

“In our view, though Hudson Bay and Eminence claim to have the interests of other Sabra shareholders in mind, given the short-term nature of their positions and likely investment horizons, accompanied by a lack of any alternative strategy for long-term value creation, we believe other shareholders of Sabra — particularly those who actually owned Sabra stock before the CCP acquisition announcement — should strongly consider the motivations of these new investors and whether their interests are aligned with the long-term interests of the Company and its other shareholders.”

“…we also believe these opposing shareholders have misrepresented Sabra’s strategic objectives and certain of its communications surrounding the CCP acquisition.”

Glass Lewis also recognized that Sabra’s Board of Directors and management team are well equipped to evaluate the transaction, manage CCP’s portfolio and best serve the interests of Sabra shareholders:

“In general, we believe that management and the board are in the best position — with more information and experts at their disposal — to make decisions regarding a company’s business strategy, operations and allocation of capital.”

“…we believe that Sabra management has presented a compelling case that the merger remains reasonable and offers several strategic and financial benefits for the Company and its shareholders.”

“Moreover, we believe the combined board and management team will be able to draw upon their vast experience as investors, owners and operators of healthcare facilities in navigating the near-term industry and integration issues while preserving the accretive nature of the transaction and the opportunity to significantly enhance shareholder value.”

Glass Lewis also recognizes the appropriate valuation for the CCP transaction:

“Based on our analyses, the modest market premium, fair exchange ratio and low valuation multiples for an out-of-favor asset portfolio are all indicative of a reasonable deal from a valuation perspective.”

“…we believe the premium is likely much lower than the opposing shareholders contend and that a modest premium would still be acceptable from a buyer’s perspective given the expected scale, capital and synergistic benefits expected to be realized.”

Commenting on the Glass Lewis recommendation, the Company issued the following statement:

[1]	Permission to use quotations neither sought nor obtained

We are pleased that Glass Lewis recognizes the compelling value created by our merger with CCP and has recommended that shareholders vote to approve the Sabra common stock issuance proposal.

The Sabra Board of Directors unanimously recommends that Sabra shareholders vote “FOR” the Sabra common stock issuance proposal at the upcoming Special Meeting of Stockholders. Sabra recommends shareholders submit their votes by Internet or by telephone following the instructions shown on their proxy or voting instruction cards. Shareholders may also vote by marking, signing and dating their proxy or voting instruction card and returning the card by mail.

Sabra shareholders who have questions or need assistance voting their shares may contact the Company’s proxy solicitation agent, Innisfree M&A Incorporated toll-free at 1-888-750-5834.

About Sabra

Sabra Health Care REIT, Inc. (NASDAQ:SBRA), a Maryland corporation, operates as a self-administered, self-managed real estate investment trust (a “REIT”) that, through its subsidiaries, owns and invests in real estate serving the healthcare industry. Sabra leases properties to tenants and operators throughout the United States and Canada.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of CCP with a wholly owned subsidiary of Sabra. In connection with the proposed merger, Sabra has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a joint proxy statement/prospectus with respect to the proposed merger. The registration statement has been declared effective by the SEC and Sabra and CCP have each mailed the definitive joint proxy statement/prospectus to their respective stockholders. The definitive joint proxy statement/prospectus contains important information about the proposed merger and related matters. STOCKHOLDERS OF SABRA AND CCP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SABRA, CCP AND THE MERGER. Stockholders can obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Sabra and CCP for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed by Sabra with the SEC are available free of charge on Sabra’s website at www.sabrahealth.com, or by directing a written request to Sabra Health Care REIT, Inc., 18500 Von Karman Avenue, Suite 550, Irvine, CA 92612, Attention: Investor Relations. Copies of the documents filed by CCP with the SEC are available free of charge on CCP’s website at www.carecapitalproperties.com, or by directing a written request to Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Investor Relations.

PARTICIPANTS IN THE SOLICITATION

Sabra and CCP, and their respective directors and executive officers and certain other employees, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, is set forth, or incorporated by reference, in the joint proxy statement/prospectus relating to the proposed merger that has been filed with the SEC and mailed to Sabra and CCP stockholders. This document can be obtained free of charge from the sources indicated above.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein, including statements about Sabra’s proposed merger with CCP, the expected impact of the proposed merger on Sabra’s financial results, Sabra’s ability to achieve the synergies and other benefits of the proposed merger with CCP and Sabra’s and CCP’s strategic and operational plans, contain forward-looking statements within the meaning of the Private Securities

Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements. Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on tenant and vendor relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of Sabra’s business; the amount of debt that will need to be refinanced or amended in connection with the proposed merger and the ability to do so on acceptable terms; changes in healthcare regulation and political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional information concerning risks and uncertainties that could affect Sabra’s business can be found in Sabra’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016. Additional information concerning risks and uncertainties that could affect CCP’s business can be found in CCP’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016.

We undertake no obligation to revise or update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Contact:

Investors:

Sabra Healthcare REIT

(888) 393-8248

Innisfree M&A Incorporated

Arthur Crozier / Larry Miller

(888) 750-5834

Or

Media

Sabra Healthcare REIT

(888) 393-8248

Or

Joele Frank, Wilkinson Brimmer Katcher

Matthew Sherman / Jamie Moser / Matthew Gross

212-355-4449